Global Blue Releases the Monthly Tax Free Shopping Business Update for March 2025 Signy, Switzerland, April 10, 2025 • Fresh data from Global Blue shows a softening in Tax Free Shopping growth across Continental Europe and Asia Pacific. • Globally, Issued Sales in Store (like-for-like year-on-year performance) reached +2%1 in March 2025, compared to +10% in February. This softening was influenced by less favourable exchange rates and the shift in the Ramadan calendar2. A stable performance in Continental Europe In Continental Europe, the Issued Sales in Store increased by +7%1 in March compared to +9%1 in February 2025. This performance was driven by a +9%1 increase in the number of shoppers, as in February, while the average spend per shopper softened by -2%1, linked to a less favorable USD/EUR exchange rate. Among key origin markets, US Tax Free Spend grew by a solid +16%¹ year-on-year, compared with +31% over the last three months3, a deceleration influenced by a less favorable USD/EUR exchange rate. Mainland Chinese shoppers Tax Free Spend recorded a slight rebound at +6%1 versus last year, compared to -4% over the last three months. Meanwhile, GCC shoppers’ Tax Free spend softened to -12%1 versus +21% in February, reflecting the ten-day shift of the beginning of Ramadan compared to 2024. This shift negatively impacted March 2025 figures and is expected to have a positive impact on April 2025 figures. Across key destination markets, March saw a mixed performance: Spain led with +21%1, France and Italy at +6%1, while Germany was flat1. 1 Growth rate variation year-on-year (2025 vs. the same period in 2024) 2 Ramadan took place from March 10 to April 9 in 2024, and from February 28 to March 30 in 2025. 3 Over the last three months: December 2024 – February 2025

A softened performance in Asia Pacific In Asia Pacific, the Issued Sales in Store growth softened to -7%1 in March 2025, compared to February 2025 (+10%1). This softening was influenced by a less favorable Yen exchange rate and a high basis of comparison. Performance was shaped by a +7%1 increase in the number of shoppers, offset by a -13%1 decline in the average spend per shopper. Among key origin markets, Tax Free Spend progression softened across most nationalities, impacted by a stronger Yen in Japan. Mainland Chinese Tax Free Spend eased to -1%1 compared to +19% in February. Hong Kong and Taiwan shoppers’ Tax Free Spend recorded a decline at -17% versus -11% in February, while North East Asia shoppers’ Tax Free Spend decreased by -42%1 versus -34% the previous month. Regarding destination markets, March saw a strong performance in South Korea at +45%1. In contrast, Japan recorded a softening of -7%¹, impacted by less favorable exchange rates, while Singapore eased to -21%¹, impacted by a high basis of comparison.

Worldwide Year-on-Year Growth Rate (2025 vs. 2024)

Issued SIS L/L Year-on-Year Growth	Destination market weight in Issued SIS 2024	March 2025	February 2025	January 2025	December 2024	CY Q4 2024	CY Q3 2024
France	16%	+6%	+7%	+15%	+19%	+13%	+2%
Italy	16%	+6%	+9%	+22%	+24%	+19%	+16%
Spain	11%	+21%	+16%	+28%	+22%	+21%	+24%
Germany	5%	+0%	+9%	+0%	+14%	+10%	+5%
Other countries	16%	+3%	+6%	+21%	+20%	+17%	+10%
Total Continental Europe	**64%**	**+7%**	**+9%**	**+19%**	**+20%**	**+16%**	**+11%**
Japan	26%	-7%	+14%	+56%	+32%	+33%	+57%
Singapore	6%	-21%	-12%	+8%	+6%	+10%	-3%
South Korea	3%	+45%	+50%	+72%	+64%	+50%	+42%
Total Asia Pacific	**35%**	**-7%**	**+10%**	**+46%**	**+29%**	**+29%**	**+40%**
Total Latin America	**1%**	**+38%**	**+50%**	**+53%**	**+32%**	**+33%**	**+23%**
Total worldwide	**100%**	**+2%**	**+10%**	**+29%**	**+23%**	**+21%**	**+19%**

Worldwide Recovery Rate (versus 2019)

Issued SIS L/L recovery (in % of 2019)	Destination market weight in Issued SIS 2019	March 2025	February 2025	January 2025	December 2024	CY Q4 2024	CY Q3 2024
France	16%	171%	188%	190%	173%	159%	144%
Italy	17%	142%	141%	135%	147%	146%	146%
Spain	10%	189%	159%	201%	180%	167%	161%
Germany	9%	70%	79%	68%	86%	78%	75%
Other countries	19%	132%	151%	149%	140%	132%	126%
Total Continental Europe	**71%**	**142%**	**148%**	**150%**	**147%**	**139%**	**133%**
Japan	14%	219%	263%	364%	307%	299%	290%
Singapore	11%	89%	75%	99%	77%	83%	81%
South Korea	3%	192%	182%	230%	174%	169%	162%
Total Asia Pacific	**28%**	**172%**	**178%**	**239%**	**196%**	**195%**	**186%**
Total Latin America	**1%**	**118%**	**127%**	**139%**	**132%**	**125%**	**104%**
Total worldwide	**100%**	**151%**	**158%**	**176%**	**163%**	**154%**	**145%**

APPENDIX GLOSSARY - European Non-EU countries include: Shoppers who can reach destination by land transportation or less than a two hour flight. Ex: Swiss, British, Ukraine etc. - Gulf Cooperation Council countries include: Kuwait, Qatar, Saudi Arabia, United Arab Emirates, Bahrain, Oman - North East Asia countries includes: Japan, South Korea - South East Asia countries includes: Indonesia, Thailand, Cambodia, Philippines, Vietnam, Malaysia, Singapore MEDIA CONTACTS Virginie Alem – Chief Marketing Officer and Chief Operating Officer Japan Mail: valem@globalblue.com ABOUT GLOBAL BLUE Global Blue is the business partner for the shopping journey, providing technology and services to enhance the experience and drive performance. With over 40 years of expertise, today we connect thousands of retailers, acquirers, and hotels with nearly 80 million consumers across 53 countries, in three industries: Tax Free Shopping, Payments and Post-Purchase solutions. With over 2,000 employees, Global Blue generated €28bn Sales in Store and €422M revenue in FY 2023/24. Global Blue is listed on the New York Stock Exchange. For more information, please visit www.globalblue.com Global Blue Monthly Intelligence Briefing, March 2025, Source: Global Blue